UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TerraForm Global, Inc.

(Name of Issuer)

Common Stock, $ 0.01 par value

(Title of Class of Securities)

88104M101

(CUSIP Number)

Gardner Lewis Asset Management, L.P.

Attn: Len Sorgini, Chief Compliance Officer

285 Wilmington West Chester Pike, Chadds Ford, PA 19317

(610)558-2800

Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 26, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons
Gardner Lewis Asset Management, L.P.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0
8. Shared Voting Power
7,476,851
9. Sole Dispositive Power
0
10. Shared Dispositive Power
7,476,851
11. Aggregate Amount Beneficially Owned by Each Reporting Person
7,476,851
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
6.6
14. Type of Reporting Person
IA

1. Names of Reporting Persons
Gardner Lewis Asset Management, Inc.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0
8. Shared Voting Power
7,476,851
9. Sole Dispositive Power
0
10. Shared Dispositive Power
7,476,851
11. Aggregate Amount Beneficially Owned by Each Reporting Person
7,476,851
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
6.6
14. Type of Reporting Person
CO

ITEM 1. SECURITY AND ISSUER

This Amendment No. 1 (this “Amendment”) relates to the Statement of Beneficial Ownership on Schedule 13D filed with respect to the common stock, $0.01 par value (the “Common Stock”), of TerraForm Global Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 7550 Wisconsin Avenue, 9th Floor, Bethesda, MD 20814.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)        GLAM and GLAM GP share voting and dispositive power over 7,476,851 shares of Common Stock, representing 6.6% of the Common Stock, which is based on 112,970,826 shares of Common Stock issued and outstanding as of July 31, 2017 as reported on the Issuer’s Form 10-Q filed on August 9, 2017. See Note 1 in this Item 5.

(b)       The power to dispose of and vote the shares of Common Stock referenced in paragraph (a) of this Item 5 is shared among GLAM and GLAM GP. See Note 1 in this Item 5.

(c)       In the past 60 days, GLAM, on behalf of the private funds and client accounts it advises, including the Fund, effected the transactions in the Issuer’s securities set forth on Exhibit B attached hereto.

(d)    Any dividends on, and proceeds from the sale of, any shares of Common Stock are for the account of the private funds and client accounts advised by GLAM that hold such shares, including the Fund.

(e)       Not applicable.

Note 1: GLAM advises private funds and client accounts.  In such capacity, GLAM has voting authority and dispositive discretion over the securities of the Issuer described in this Schedule 13D that are owned by the private funds and client accounts advised by GLAM.  The pecuniary interest of all securities reported in this Schedule 13D is owned by the private funds and client accounts advised by GLAM.  Except for the purpose of determining beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, as amended, GLAM, GLAM GP, and Mr. Gardner each disclaims beneficial ownership of all securities reported in this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in this Schedule 13D, none of the persons listed in Item 2 has any contracts, arrangements, understandings or other relationship with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A - Joint Filing Agreement

Exhibit B – Item 5(c) Table

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Gardner Lewis Asset Management, L.P.

By: Gardner Lewis Asset Management, Inc., its general partner

Dated: November 1, 2017                                                    By: /s/ W. Whitfield Gardner

                                                                                                W. Whitfield Gardner

 Chairman and CEO

Gardner Lewis Asset Management, Inc.

Dated: November 1, 2017                                                   By: /s/ W. Whitfield Gardner

                                                                                                W. Whitfield Gardner

                                                                                                 Chairman and CEO

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other reporting persons on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of TerraForm Global, Inc. and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute the Agreement this 1st day of November, 2017.

Gardner Lewis Asset Management, L.P.

By: Gardner Lewis Asset Management, Inc., its general partner

Dated: November 1, 2017                                                 By: /s/ W. Whitfield Gardner

                                                                                                W. Whitfield Gardner

                                                                                                 Chairman and CEO

Gardner Lewis Asset Management, Inc.

Dated: November 1, 2017                                                    By: /s/ W. Whitfield Gardner

                                                                                                W. Whitfield Gardner

                                                                                                 Chairman and CEO

EXHIBIT B

Item 5(c) Table

Date of Purchase / Sale	Shares Purchased / (Sold)(#)	Average Purchase / Sale Price per Share ($)
6/7	1,600,000	4.97
6/14	42,741	4.95
6/15	600	4.95
6/16	137,340	4.97
6/19	50,668	5.00
6/20	100,000	5.00
6/21	137,100	5.00
6/22	420,771	5.00
6/23	217,100	5.00
6/26	284,252	5.00
6/27	516,561	5.00
6/28	36,339	5.00
6/29	600,000	5.00
6/30	600,000	5.00
7/5	121,354	5.00
7/6	85,955	5.00
7/7	34,994	5.00
7/10	11,800	5.00
7/11	36,152	5.00
7/12	14,763	5.00
7/13	28,938	5.00
7/19	29,900	5.00
7/20	900	5.00
7/25	100,600	5.02
7/26	85,640	5.02
7/27	10,450	5.03
7/28	47,699	5.05
7/31	423,940	5.05
8/2	35,417	5.03
8/3	20,562	5.02
8/7	100,000	5.03
8/8	77,520	5.03
8/9	96,100	5.03
8/10	112,789	5.03
8/11	107,287	5.02
8/14	30,161	5.03
8/15	5,735	5.03
8/16	6,624	5.03
8/17	19,565	5.03
8/18	13,830	5.03
8/21	5,986	5.03
8/22	27,023	5.05
8/23	100,000	5.05
8/24	4,713	5.03
8/25	252,200	5.05

8/28	59,700	5.03
8/29	46,973	5.03
8/30	55,300	5.03
8/31	81,500	5.03
9/1	57,361	5.03
9/6	25,993	5.03
9/8	100,000	5.05
9/11	100,000	5.05
9/25	25,000	4.75
9/29	19,674	4.75
10/23	19,963	4.85
10/24	3,900	4.85
10/25	17,700	4.85
10/26	24,727	4.85
10/27	16,991	4.85
10/30	30,000	4.85